Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

March 7, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filling, SSA 056/2002**
  Subject: Submission of the Audited Financial Statements for the Year 2001
  Date: February 25, 2001
- **Stock Exchange of Thailand Filling, SSA 095/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2002 in respect of Dividend Payment and Schedule of the Annual General Meeting of Shareholder for the Year 2002
  Date: February 27, 2001

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 25, 2002

FAD057/2002

Subject: Submission of the Audited Financial Statements for the Year 2001

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year, ending December 31, 2001 and for the same period in 2000 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the year of 2001 of Baht 1,563 million, an increase of Baht 852 million, or 120% over Baht 711 million made in the year 2000. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year ended 2001 amounted to Baht 5,161 million, an increase of Baht 927 million, or 22% over the same comparable period the previous year (Baht 4,234 million). This increase was attributable to:
   - the continued growth of transponder services to foreign customers especially the expansion of our Pro-trunk and digital TV service customer base. Revenue from the transponder service business for the year 2001 amounted to Baht 3,914 million, an increase of Baht 515 million, or 15% over the same period in 2000.
   - the exceptional growth of both corporate and individual Internet users. Revenue from the Internet service business for the year 2001 amounted to Baht 436 million, an increase of Baht 103 million or 31% over the year 2000 (Baht 333 million).
   - the expansion of telephone service areas and the provision of prepaid services. Revenue from telephone services in foreign countries for the 2001 amounted to Baht 467 million, an increase of Baht 182 million or 64% over the comparable period in 2000.
   - the increase in net results from foreign-based associates. Other income excluding sales and service income for the year 2001 amounted to Baht 344 million, an increase of Baht 127 million or 59% over the same period in 2000 (Baht 217 million).

2. The Company's consolidated expenses for 2001 amounted to Baht 3,591 million, an increase of Baht 68 million or 2% year-on-year (Baht 3,523 million in 2000). This increase was mainly due to:

- the increase in the Company's concession fee by 5% on September 11 to 15.5%, corresponding to an increase in transponder leasing revenue, the increase in the costs of domestic and international leased circuits for the Internet service business as well as the increase in revenue sharing to the Cambodian government for the telephone service and the depreciation of equipment and network resulting from expansion of the service area in Cambodia. Cost of sales and service for the year 2001 amounted to Baht 2,560 million, an increase of Baht 489 million or 24% over the same period in 2000 (Baht 2,071 million).
- the repayments of foreign loans, and the decrease in Baht depreciation over the year 2001. There was a foreign exchange loss of Baht 103 million in 2001, a decrease of Baht 315 million or 75% over the same period in 2000 (which had a foreign exchange loss of Baht 418 million).
- the continued repayment of loans and the redemption of bonds as well as a low cost short-term financing during the year corresponded to a significant decrease in market interest rates. Interest expenses for the 2001 were Baht 359 million, a decrease of Baht 132 million or 27% over the 2000 (Baht 491 million).

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 25, 2002

FAD057/2002

Subject: Submission of the Audited Financial Statements for the Year 2001

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year, ending December 31, 2001 and for the same period in 2000 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the year of 2001 of Baht 1,563 million, an increase of Baht 852 million, or 120% over Baht 711 million made in the year 2000. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year ended 2001 amounted to Baht 5,161 million, an increase of Baht 927 million, or 22% over the same comparable period the previous year (Baht 4,234 million). This increase was attributable to:
   - the continued growth of transponder services to foreign customers especially the expansion of our Pro-trunk and digital TV service customer base. Revenue from the transponder service business for the year 2001 amounted to Baht 3,914 million, an increase of Baht 515 million, or 15% over the same period in 2000.
   - the exceptional growth of both corporate and individual Internet users. Revenue from the Internet service business for the year 2001 amounted to Baht 436 million, an increase of Baht 103 million or 31% over the year 2000 (Baht 333 million).
   - the expansion of telephone service areas and the provision of prepaid services. Revenue from telephone services in foreign countries for the 2001 amounted to Baht 467 million, an increase of Baht 182 million or 64% over the comparable period in 2000.
   - the increase in net results from foreign-based associates. Other income excluding sales and service income for the year 2001 amounted to Baht 344 million, an increase of Baht 127 million or 59% over the same period in 2000 (Baht 217 million).

2. The Company's consolidated expenses for 2001 amounted to Baht 3,591 million, an increase of Baht 68 million or 2% year-on-year (Baht 3,523 million in 2000). This increase was mainly due to:

- the increase in the Company's concession fee by 5% on September 11 to 15.5%, corresponding to an increase in transponder leasing revenue, the increase in the costs of domestic and international leased circuits for the Internet service business as well as the increase in revenue sharing to the Cambodian government for the telephone service and the depreciation of equipment and network resulting from expansion of the service area in Cambodia. Cost of sales and service for the year 2001 amounted to Baht 2,560 million, an increase of Baht 489 million or 24% over the same period in 2000 (Baht 2,071 million).
- the repayments of foreign loans, and the decrease in Baht depreciation over the year 2001. There was a foreign exchange loss of Baht 103 million in 2001, a decrease of Baht 315 million or 75% over the same period in 2000 (which had a foreign exchange loss of Baht 418 million).
- the continued repayment of loans and the redemption of bonds as well as a low cost short-term financing during the year corresponded to a significant decrease in market interest rates. Interest expenses for the 2001 were Baht 359 million, a decrease of Baht 132 million or 27% over the 2000 (Baht 491 million).

Summary Translation Letter

To The Stock Exchange of Thailand

Date February 27, 2002

SSA 095/ 2545

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2002 in respect of Dividend Payment and Schedule of the Annual General Meeting of Shareholder for the Year 2002

To : The President

The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") resolved in the meeting no. 1/2002 held on February 27, 2002 at 9.00 a.m. at the iPSTAR Meeting Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi 11000, the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.6 /2001 held on November 13, 2001;

2. Approved the balance sheets, statement of income and cash flow statements of the year 2001 ended December 31, 2001;

3. Approved omission of the dividends payment for the fiscal year beginning January 1, 2001 to December 31, 2001 as the Company still has an accumulated loss;

4. Approved the appointment of directors to replace the retiring ones, and designate limit of the authorized signatories as follows:

4.1 The retiring directors due to cease of their tenure are as follows:
- Mr. Reanchai Reawvilaisuk
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Wongputorn

4.2 The retiring directors having been re-appointed are as follows:
- Mr. Reanchai Reawvilaisuk
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Wongputorn

4.3 The members of the Board of Directors will be as follows:

- Mr. Paron Isalasena Na Ayudhaya	Chairman of the Board of Director
- Mr. Reanchai Reawvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hirun Radeesri	Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Wongputorn	Member of the Audit Committee

4.4 The authorized signatories are as follows:

"Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed"

4.5 The determination of Directors' remuneration within the limit of Baht 5,000,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

5. Approved the re-appointment of the whole Audit Committees due to vacation of the expiry are as follows:

- Mr. Hirun Radeesri	Chairman of the Audit Committee
- Mrs. NillayaMalakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Wongputorn	Member of the Audit Committee

6. Approved the appointment of three auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2002 as follows:

- Mr. Prasan chuapanic	CPA. No. 3051
- Mr. Suchart Luengsurasawat	CPA. No. 2807
- Miss Nangnoi Charoenthavesub	CPA. No. 3044

One of these three persons will be responsible for conduct on audit and giving comments on the Company's financial statements. The determination of Audit fee for the year 2002 within the limit of Baht 650,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

7. Ratified the purchase of new shares of Shin Broadband (Thailand) Co.,Ltd. (SBT), 99.99% owned by the Company, for capital increase in the amount of 84,728,500 shares or Baht 847,285,000. After capital increase, SBI's registered and paid-up capital has increased to Baht 947,285,000. SBI will use all cash from capital increase to repay loan from the Company.

8. Approved the appointment of Head of Human Resources of Shin Corporation Public Company Limited to be the subrogated securities purchaser of the Company instead of Siam Commercial Bank Public Company Limited for the ESOP (Employee Stock Option Plan).

9. Approved the schedule of the Annual General Meeting of Shareholders to be held on April 29, 2002 at 9.00 a.m. at the Presentation Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi 11000. The closing date of register book to determine the right to attend the meeting shall be on April 9, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

Agenda 1	Notification
Agenda 2	Consider approving the Minutes of the Extraordinary General Meeting No. 1/2001 held on December 19, 2001
Agenda 3	Consider approving the Board of Directors' report for the fiscal year 2001
Agenda 4	Consider approving the Company's balance sheets, statement of income, and cash flow statements for the fiscal year ended December 31, 2001
Agenda 5	Consider approving the re-appointment of the retiring directors, limit of the authorized signatories, and the directors' remuneration for the fiscal year 2002;
Agenda 6	Consider approving the appointment of the Company's auditors and the auditing and reviewing fee for the fiscal year 2002;
Agenda 7	Consider approving dividend payments for 2001's operational results; and
Agenda 9	Others (if any)

Summary Translation Letter

To The Stock Exchange of Thailand

Date February 27, 2002

SSA 095/ 2545

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2002 in respect of Dividend Payment and Schedule of the Annual General Meeting of Shareholder for the Year 2002

To : The President

The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") resolved in the meeting no. 1/2002 held on February 27, 2002 at 9.00 a.m. at the iPSTAR Meeting Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi 11000, the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.6 /2001 held on November 13, 2001;

2. Approved the balance sheets, statement of income and cash flow statements of the year 2001 ended December 31, 2001;

3. Approved omission of the dividends payment for the fiscal year beginning January 1, 2001 to December 31, 2001 as the Company still has an accumulated loss;

4. Approved the appointment of directors to replace the retiring ones, and designate limit of the authorized signatories as follows:
   4.1 The retiring directors due to cease of their tenure are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   4.2 The retiring directors having been re-appointed are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   4.3 The members of the Board of Directors will be as follows:

- Mr. Paron Isalasena Na Ayudhaya	Chairman of the Board of Director
- Mr. Reanchai Reawvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hirun Radeesri	Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Wongputorn	Member of the Audit Committee

   4.4 The authorized signatories are as follows:
   "Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed"

4.5 The determination of Directors' remuneration within the limit of Baht 5,000,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

5. Approved the re-appointment of the whole Audit Committees due to vacation of the expiry are as follows:

- Mr. Hirun Radeesri	Chairman of the Audit Committee
- Mrs. NillayaMalakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Wongputorn	Member of the Audit Committee

6. Approved the appointment of three auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2002 as follows:

- Mr. Prasan chuapanic	CPA. No. 3051
- Mr. Suchart Luengsurasawat	CPA. No. 2807
- Miss Nangnoi Charoenthavesub	CPA. No. 3044

One of these three persons will be responsible for conduct on audit and giving comments on the Company's financial statements. The determination of Audit fee for the year 2002 within the limit of Baht 650,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

7. Ratified the purchase of new shares of Shin Broadband (Thailand) Co.,Ltd. (SBT), 99.99% owned by the Company, for capital increase in the amount of 84,728,500 shares or Baht 847,285,000. After capital increase, SBI's registered and paid-up capital has increased to Baht 947,285,000. SBI will use all cash from capital increase to repay loan from the Company.

8. Approved the appointment of Head of Human Resources of Shin Corporation Public Company Limited to be the subrogated securities purchaser of the Company instead of Siam Commercial Bank Public Company Limited for the ESOP (Employee Stock Option Plan).

9. Approved the schedule of the Annual General Meeting of Shareholders to be held on April 29, 2002 at 9.00 a.m. at the Presentation Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi 11000. The closing date of register book to determine the right to attend the meeting shall be on April 9, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

Agenda 1	Notification
Agenda 2	Consider approving the Minutes of the Extraordinary General Meeting No. 1/2001 held on December 19, 2001
Agenda 3	Consider approving the Board of Directors' report for the fiscal year 2001
Agenda 4	Consider approving the Company's balance sheets, statement of income, and cash flow statements for the fiscal year ended December 31, 2001
Agenda 5	Consider approving the re-appointment of the retiring directors, limit of the authorized signatories, and the directors' remuneration for the fiscal year 2002;
Agenda 6	Consider approving the appointment of the Company's auditors and the auditing and reviewing fee for the fiscal year 2002;
Agenda 7	Consider approving dividend payments for 2001's operational results; and
Agenda 9	Others (if any)

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND
COMPANY FINANCIAL STATEMENTS

31 December 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone (662) 286 9999, 344 1000
Facsimile (662) 286 5050
P.O. Box 800 Bangkok 10500

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2001 and 2000, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2001 and 2000, and the consolidated and company results of operations, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

NANGNOI CHAROENTHAVEESUB
Certified Public Accountant
(Thailand) No. 3044
PricewaterhouseCoopers ABAS Limited

Bangkok
11 February 2002

Shin Satellite Public Company Limited

Balance Sheets

As at 31 December 2001 and 2000

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	Company 2001 Baht	Company 2000 Baht
ASSETS					
Current Assets					
Cash on hand and at banks	3	799,415,683	643,406,037	457,364,256	542,168,762
Short-term investments	4	30,075,328	96,165,678	420,000	801,296
Trade accounts receivable and accrued income, net	5, 28	661,607,991	638,989,636	531,593,045	564,734,866
Accounts receivable from related parties	28	1,572,257	28,531,855	13,550,967	47,748,071
Inventories, net	6	39,789,527	26,543,195	23,340,381	14,920,158
Short-term loans and advances to related parties	28	-	-	40,676,820	478,509,849
Current portion of foreign currency swap contracts receivable, net	7	-	73,600,352	-	73,600,352
Other current assets	8, 28	349,620,133	253,777,903	300,075,757	213,570,662
Total Current Assets		1,882,080,919	1,761,014,656	1,367,021,226	1,936,054,016
Non-Current Assets					
Investments in subsidiaries and associates	9	477,237,397	237,980,978	792,739,705	334,904,955
Long-term investments	11	18,900,000	18,900,000	18,900,000	18,900,000
Property and equipment, net	12	5,664,443,758	2,707,076,201	4,452,726,323	2,005,909,554
Cost of satellite projects under the concession agreement, net	13	6,065,892,237	6,779,649,353	6,065,892,237	6,779,649,353
Deferred charges, net	13	100,385,574	141,282,775	96,339,739	137,078,474
Intangible assets, net	13	150,291,480	171,157,196	-	-
Other assets, net	14	17,337,038	14,562,338	1,100,283	1,100,283
Total Non-Current Assets		12,494,487,484	10,070,608,841	11,427,698,287	9,277,542,619
Total Assets		14,376,568,403	11,831,623,497	12,794,719,513	11,213,596,635

Director ______________________ Director ______________________

Date ______________________

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Balance Sheets

As at 31 December 2001 and 2000

		Consolidated		Company	
	Notes	2001 Baht	2000 Baht	2001 Baht	2000 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Loans from banks	15	2,509,965,781	1,157,585,743	2,509,965,781	1,007,475,444
Trade accounts payable		925,967,387	719,565,052	752,969,815	630,942,224
Accounts payable to related parties	28	15,083,607	24,375,764	38,598,139	40,160,805
Accrued expenses	28	385,515,838	299,964,864	288,885,526	226,093,006
Current portion of long-term borrowings	15	2,081,970,055	2,101,432,497	1,922,764,776	1,686,263,667
Short-term loans from parent company	28	178,507,647	184,466,806	-	-
Foreign currency forward and swap contracts payable	7	200,334,663	157,373,624	200,334,663	157,373,624
Current portion of advances from customers		167,253,806	234,289,364	156,615,186	229,849,552
Other current liabilities	16	155,011,887	153,166,121	49,885,777	90,298,145
Total Current Liabilities		6,619,610,671	5,032,219,835	5,920,019,663	4,068,456,467
Non-Current Liabilities					
Foreign currency swap contracts payable, net	7	-	157,373,624	-	157,373,624
Long-term borrowings	15	1,687,208,291	2,180,310,028	617,685,117	1,897,106,444
Provision for liabilities	10	-	-	377,961,518	657,547,754
Advances from customers		12,828,337	112,928,283	12,828,337	112,928,283
Other liabilities		261,167,969	110,792,822	89,382,879	106,042,790
Total Non-Current Liabilities		1,961,204,597	2,561,404,757	1,097,857,851	2,930,998,895
Total Liabilities		8,580,815,268	7,593,624,592	7,017,877,514	6,999,455,362
Shareholders' Equity					
Share capital					
Authorized share capital	17	5,500,000,000	5,500,000,000	5,500,000,000	5,500,000,000
Issued and paid-up share capital		4,375,000,000	4,375,000,000	4,375,000,000	4,375,000,000
Premium on share capital		2,190,000,000	2,190,000,000	2,190,000,000	2,190,000,000
Retained earnings (Deficit)					
Appropriated					
Legal reserve	18	27,577,545	27,577,545	27,577,545	27,577,545
Deficit		(836,074,574)	(2,399,222,650)	(836,074,574)	(2,399,222,650)
Minority interest		18,911,136	23,857,632	-	-
Currency translation adjustment		20,339,028	20,786,378	20,339,028	20,786,378
Total Shareholders' Equity		5,795,753,135	4,237,998,905	5,776,841,999	4,214,141,273
Total Liabilities and Shareholders' Equity		14,376,568,403	11,831,623,497	12,794,719,513	11,213,596,635

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Income

For the years ended 31 December 2001 and 2000

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	Company 2001 Baht	Company 2000 Baht
REVENUES	28				
Sales and services income		4,817,474,860	4,016,499,038	3,983,243,174	3,416,583,344
Net results from subsidiaries, associates and joint ventures	9	324,848,064	181,603,638	225,044,337	96,754,788
Other operating income	19	19,075,549	35,797,810	67,716,854	84,544,426
Total revenues		5,161,398,473	4,233,900,486	4,276,004,365	3,597,882,558
EXPENSES	28				
Cost of sales and services		2,559,922,607	2,070,673,721	1,978,640,220	1,719,668,568
Selling and administrative expenses		567,827,243	541,555,973	356,269,451	325,746,466
Directors' remuneration		1,780,706	1,538,233	1,040,000	800,000
Foreign exchange loss		103,304,990	418,272,267	99,707,921	432,623,839
Interest expenses	20	358,556,200	491,195,949	277,198,697	408,505,896
Total expense		3,591,391,746	3,523,236,143	2,712,856,289	2,887,344,769
Profit before tax and minority interest		1,570,006,727	710,664,343	1,563,148,076	710,537,789
Income tax		(11,805,147)	(2,205,450)	-	-
Profit before minority interest		1,558,201,580	708,458,893	1,563,148,076	710,537,789
Minority interest		4,946,496	2,078,896	-	-
Net profit for the year		1,563,148,076	710,537,789	1,563,148,076	710,537,789
Basic and diluted earnings per share (Baht per share)	22				
Net profit for the year		3.57	1.62	3.57	1.62

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2001 and 2000

	Consolidated		Company	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
Share capital				
Beginning balance	4,375,000,000	4,375,000,000	4,375,000,000	4,375,000,000
Increase during the year	-	-	-	-
Ending balance	4,375,000,000	4,375,000,000	4,375,000,000	4,375,000,000
Premium on share capital				
Beginning balance	2,190,000,000	2,190,000,000	2,190,000,000	2,190,000,000
Increase during the year	-	-	-	-
Ending balance	2,190,000,000	2,190,000,000	2,190,000,000	2,190,000,000
Retained earnings (Deficit)				
Appropriated retained earnings				
Legal reserve				
Beginning balance	27,577,545	27,577,545	27,577,545	27,577,545
Increase during the year	-	-	-	-
Ending balance	27,577,545	27,577,545	27,577,545	27,577,545
Deficit				
Beginning balance	(2,399,222,650)	(3,109,760,439)	(2,399,222,650)	(3,109,760,439)
Net profit for the year	1,563,148,076	710,537,789	1,563,148,076	710,537,789
Ending balance	(836,074,574)	(2,399,222,650)	(836,074,574)	(2,399,222,650)
Minority interest				
Beginning balance	23,857,632	13,227,448	-	-
Increase in interest in joint venture	-	12,709,080	-	-
Decrease during the year	(4,946,496)	(2,078,896)	-	-
Ending balance	18,911,136	23,857,632	-	-
Currency translation adjustment				
Beginning balance	20,786,378	2,919,802	20,786,378	2,919,802
Increase (Decrease) during the year	(447,350)	17,866,576	(447,350)	17,866,576
Ending balance	20,339,028	20,786,378	20,339,028	20,786,378
Total Shareholders' Equity	5,795,753,135	4,237,998,905	5,776,841,999	4,214,141,273

D. [signature] [signature]

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2001 and 2000

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	Company 2001 Baht	Company 2000 Baht
Cash flows from operating activities	23	2,204,978,277	2,251,331,289	2,103,803,938	2,183,072,704
Cash flows from investing activities					
Investment in subsidiaries	9	-	-	(572,464,970)	(100,871,400)
Investment in joint ventures		-	-	-	(489,600,000)
Cash acquired from increase in interest in joint ventures		-	9,718,454	-	-
Short-term investments		32,982	(32,982)	-	-
Advance and loans to joint ventures, associates and subsidiaries		-	-	(15,072,576)	(251,284,577)
Receipt of repayment of loans to joint ventures and subsidiary		-	-	452,585,892	502,960,620
Payments for property and equipment		(2,882,854,932)	(1,169,967,939)	(2,456,213,129)	(1,026,696,286)
Payments for intangible assets		(6,310,389)	(105,504,102)	-	-
Payments for cost of satellite project		-	(6,464,782)	-	(6,464,782)
Payments for deferred charges		(4,853,704)	(58,736,697)	(4,027,166)	(58,736,698)
Dividends received from subsidiaries and associates		59,640,972	40,881,600	59,640,972	35,860,356
Proceeds from sales of property and equipment		2,916,206	2,252,571	2,685,206	1,459,445
Net cash payments from investing activities		(2,831,428,865)	(1,287,853,877)	(2,532,865,771)	(1,393,373,322)
Cash flows from financing activities					
Proceeds from loan from subsidiary		-	-	10,000,000	-
Proceeds from short-term borrowings		3,368,516,755	1,398,801,793	2,943,106,755	1,188,691,494
Proceeds from long-term loans		1,260,199,652	483,734,371	613,718,361	397,106,444
Payments for loan from subsidiary		-	-	(10,000,000)	-
Payments for long-term bonds		(1,631,700,114)	(569,450,000)	(1,631,700,114)	(569,450,000)
Payments for short-term borrowings		(2,045,211,339)	(516,535,584)	(1,467,794,500)	(456,535,584)
Payments for long-term borrowings		(233,487,266)	(1,373,527,237)	(111,607,641)	(1,121,069,085)
Net cash receipts/(payments) from financing activities		718,317,688	(576,976,657)	345,722,861	(561,256,731)

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2001 and 2000

	Consolidated		Company	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
Net increase (decrease) in cash on hand and at banks	91,867,100	386,500,755	(83,338,972)	228,442,651
Cash and cash equivalents, beginning balance	729,113,735	347,145,257	542,550,058	318,639,684
Effects of exchange rate changes	(1,914,824)	(4,532,277)	(1,846,830)	(4,532,277)
Cash and cash equivalents, ending balance	819,066,011	729,113,735	457,364,256	542,550,058

Supplementary information for cash flows :

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Interest paid	346,236	529,665	277,583	414,482
Tax paid	9,839	-	-	-

Cash and cash equivalents included in cash flows statements comprise:

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Cash on hand	3,864	1,678	496	276
Saving deposit and deposit held at call with banks	795,552	641,728	456,868	541,893
Time deposits with banks	1	5,776	-	381
Bills of exchange	-	79,932	-	-
Promissory notes	19,649	-	-	-
	819,066	729,114	457,364	542,550

The notes to the consolidated and company financial statements on pages 8 to 37 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The address of its registered office is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. Its principal business, and those of its subsidiaries, joint ventures and associates (collectively called "the Group") are given below.

The Company has obtained concessions from the Ministry of Transport and Communications for a period of thirty years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders.

The Company's subsidiaries, joint venture and associates, Shenington Investments Pte Ltd., Cambodia Shinawatra Co., Ltd., Shin Broadband Internet (Thailand) Co., Ltd., C.S. Communications Co., Ltd., C.S. Satellite Phone Co., Ltd., iPSTAR Co., Ltd. and Lao Telecommunications Co.,Ltd., are primarily involved in Internet data center services, Internet services, satellite uplink-downlink services for domestic and international communications and telephone networks services in Laos and Cambodia.

The Group has operations in four countries, Thailand, Singapore, Cambodia and Lao PDR and employs 644 people (2000: 573 people).

2 Significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. In the absence of an effective Thai Accounting Standard on intangible assets, the Company has applied International Accounting Standard 38 "Intangible assets", effective 1 January 2000.

2.2 Consolidation

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests in the consolidated balance sheets and consolidated income statements.

A listing of the Group's principal subsidiaries is set out in Note 9.

The Company is the guarantor of all loans of its subsidiary, C.S. Communications Company Limited. The Company, therefore, makes provision for the potential amount that may not be recoverable in respect of the accumulated losses in this subsidiary.

2.3 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the company financial statements by the equity method of accounting. These are undertakings in which the Company has an interest of more than one half of the voting rights of the entity.

Equity accounting involves recognizing, in the income statement, the Company's share of a subsidiary's profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet at an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

2.4 Investments in associates

Investments in associated undertakings are accounted for in the consolidated and company financial statements by the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.

A listing of the Group's principal associated undertakings is shown in Note 9.

2.5 Joint venture

The Group's interest in a jointly controlled entity is accounted for by proportionate consolidation. Under this method the Group includes its share of the joint venture's individual income and expenses, assets and liabilities in the relevant components of the financial statements.

2.6 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.7 Foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rates of exchange ruling at that date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Income statement of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and the balance sheets are translated at the year end exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign subsidiaries are taken to 'Currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, such translation differences are recognized in the income statements as part of the gain or loss on disposal.

2.8 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade creditors and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group and the Company are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise foreign currency forward contracts and interest rate swap agreements, are recognized in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset and liability will be settled. Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year end rate. Unrealized gains and losses on translation are recognized in statements of income. Premiums or discounts are amortized in the statements of income on the straight-line basis over the contract periods.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counter party to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealized gains or losses are recognized in the income statement. Each party also pays and receives interest on a predetermined principal amount in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognized as a component of interest income or expense over the period of the agreement.

Disclosures related to financial instruments to which the Group is a party are provided in Note 24.

2.9 Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified.

2.10 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

A test for impairment is carried out when there is a factor indicating that such investment might be impaired. If the carrying value of the investment is less than its recoverable amount, impairment loss is charged to the income statement.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

When disposing of part of the Group's holding of a particular investment in equity securities, the carrying amount of the disposed part is determined from the weighted average carrying amount of the total holding of the investment.

2.11 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method for the Group and the Company. Net realisable value is the estimate of the selling price in the ordinary course of business, less selling expenses. Provision is made, where necessary, for obsolete, slow-moving and defective inventory.

2.12 **Intangible assets**

Costs of the satellite projects under the concession agreement

The costs of satellite projects under the concession agreement represent the cost of all satellites (Thaicom 1, Thaicom 2 and Thaicom 3), telemetry, tracking, command and monitoring stations and other operational equipment which have been transferred to the Ministry of Transport and Communications and expenditure relating to satellite project arrangements. Costs of satellites and other assets which have been transferred to the Ministry of Transport and Communications and expenditure relating to satellite project arrangements are amortized by the straight-line method over the estimated useful lives of satellites and other assets, and over the concession period, ranging from 5 to 27.5 years.

Deferred charges

Deferred charges principally represent costs of computer software and costs of equipment provided to certain overseas customers in connection with the utilization of transponder services obtained from the Company. The cost of computer software is amortized over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilization of transponder services obtained from the Company is amortized over the period of each service agreement.

Intangible assets

The cost of intangible assets comprises Internet networks, servers, fiber optic networks and other operational equipment which have been transferred to the Communications Authority of Thailand under the concession agreement. The cost of intangible assets is amortized by the straight-line method over the estimated useful lives of these assets, ranging from 5 to 10 years.

2.13 **Leases - where the Group company is the lessee**

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statement over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

2.14 **Leases - where a Group company is the lessor**

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed asset. Rental income in recognized on a straight-line basis over the lease term.

2.15 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less depreciation.

Depreciation is calculated by the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles (includes finance leases of motor vehicles)	5 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Borrowing costs to finance the construction of property and equipment are capitalized, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, and related taxes.

2.16 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statement in the year to which they relate.

2.17 Revenue recognition

Revenues from rendering transponder services and services related to the satellite business are recognized when said services are rendered and provided to customers. All costs of services incurred during the relevant periods are treated as period cost.

Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services net of sales taxes and discounts, and after eliminating sales within the Group.

Advances from customers will be released to income when services are provided.

Interest income is recognized as it accrues unless collectibility is in doubt.

Dividend income is recognized when the shareholder's right to receive payment is established.

2.18 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and short term highly liquid investments with original maturities of three months or less.

2.19 Segment reporting

The segmental reporting has been prepared based on the Company's method of internal reporting, which desegregates its business by service or product.

3 Cash on hand and at banks

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Cash on hand	3,864	1,678	496	276
Saving deposit and deposits held at call with banks	795,552	641,728	456,868	541,893
	799,416	643,406	457,364	542,169

The weighted average effective interest rate of deposits held at call with banks was 0.93% per annum (2000: 3.71%)

4 Short-term investments

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Time deposits with local and foreign banks	10,426	16,235	420	801
Promissory notes	19,649	-	-	-
Bills of exchange	-	79,931	-	-
	30,075	96,166	420	801

The weighted average effective interest rates of time deposits, promissory notes and bills of exchange was 2.03 % per annum (2000: 2.46%).

At 31 December 2001, Baht 10.42 million of time deposits was pledged as collateral in respect of bank guarantees.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Gross trade accounts receivable	829,686	924,039	510,824	671,899
Less Allowance for doubtful accounts	(408,246)	(384,509)	(211,748)	(206,365)
Trade accounts receivable, net	421,440	539,530	299,076	465,534
Accrued income	240,168	99,460	232,517	99,201
Trade accounts receivable and accrued income, net	661,608	638,990	531,593	564,735

Outstanding trade accounts receivable as at 31 December can be analyzed as follows:

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Not due	69,230	196,371	18,597	150,057
Up to 3 months	123,239	222,465	100,468	197,417
3-6 months	117,832	47,642	107,570	37,284
6-12 months	55,782	91,209	45,067	68,786
Over 12 months	463,603	366,352	239,122	218,355
	829,686	924,039	510,824	671,899
Less Allowance for doubtful accounts	(408,246)	(384,509)	(211,748)	(206,365)
	421,440	539,530	299,076	465,534

6 Inventories, net

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Finished goods	40,013	26,761	23,340	14,920
Less Allowance for obsolete stock	(223)	(218)	-	-
	39,790	26,543	23,340	14,920

7 Forward and swap contracts receivable (payable), net

As at 31 December, the Group has entered into cross currency and interest rate swaps and forward foreign exchange contracts to cover loans and bonds. Cross currency and interest rate swaps and forward foreign exchange contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Swap contracts receivable				
Contracts receivable	-	185,208	-	185,208
Contracts payable	-	(111,608)	-	(111,608)
Swap contracts receivable, net	-	73,600	-	73,600
Less Current portion	-	(73,600)	-	(73,600)
Non-current portion	-	-	-	-
Forward and swap contracts payable, net				
Contracts receivable	3,343,902	2,800,000	3,343,902	2,800,000
Contracts payable	(3,544,237)	(3,114,747)	(3,544,237)	(3,114,747)
Forward and swap contracts payable swaps payable, net	(200,335)	(314,747)	(200,335)	(314,747)
Less Current portion / short term	(200,335)	(157,374)	(200,335)	(157,374)
Non-current portion	-	(157,373)	-	(157,373)

8 Other current assets

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Withholding taxes and other taxes	245,324	173,067	212,749	149,515
Prepaid expenses	44,856	40,624	32,618	31,194
Advance payment	27,830	24,593	23,139	24,049
Deposits	23,196	5,916	23,196	5,916
Others	8,414	9,578	8,374	2,897
	349,620	253,778	300,076	213,571

9 Investments in subsidiaries and associates

	Consolidated		Company	
	2001 Baht '000	2000 Baht '000	2001 Baht '000	2000 Baht '000
Opening net book amount	237,981	89,357	334,905	72,868
Investment in subsidiaries	-	-	572,465	100,871
Net results from subsidiaries, associates and joint ventures	324,848	181,604	377,076	179,159
Dividends received	(66,241)	(40,882)	(59,641)	(35,860)
Provision for impairment	-	(9,983)	(432,694)	-
Exchange differences	(19,351)	17,885	628	17,867
Closing net book amount	477,237	237,981	792,740	334,905

Net results from subsidiaries, associates and joint ventures

Net results from subsidiaries, associates and joint ventures for the year ended 31 December 2001 includes the 49% share of profits from Lao Telecommunications Company Limited (LTC), an associated company. See note 25 relating to the contingency on operating lease payments claimed by the Government of the Lao PDR.

During the third quarter of 2001, the two major shareholders of LTC have agreed on certain disputed asset valuations. Furthermore, a creditor has agreed to waive a certain amount of loan due to them including all accrued interest thereon. As a result of these settlements, LTC has recorded income of Baht 208 million in 2001 and the net share of results from LTC recognised in the consolidated and company statements of income in respect of these settlements is Baht 102 million in 2001.

During the fourth quarter ended 31 December 2001, there was change in the basis of the equipment rental of the SCS project between Lao Telecommunications Co. Ltd. and the Government of the Lao PDR. The rental charge per year of US$ 2.7 million of 2001 has been cancelled by the new agreement. The new agreement which covers the period one-year from 1 December 2001 to 30 November 2002 is based on the revenue sharing of services in certain zones as specified in the contract. The accrued rental expenses for the nine months period ended 30 September 2001 have been reversed in the fourth quarter amounting to Baht 37.5 million.

The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Lao Telecommunications Co., Ltd.	Providing fixed phone, mobile phone, international facilities, Internet and Paging services	Laos	Kip
Shenington Investments Pte Ltd. (Shenington)	Holding company	Singapore	S$
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Providing Internet data center services	Thailand	Baht
iPSTAR Co., Ltd (iPSTAR)	Providing broadband satellite services	The British Virgin Islands	US$
C.S. Communications Co., Ltd. (CSC)	Providing Internet & satellite uplink downlink services	Thailand	Baht
C.S. Satellite Phone Co., Ltd.	Providing mobile personal communication services via satellite	Thailand	Baht

As at 31 December 2001, C.S. Satellite Phone Co., Ltd. and iPSTAR Company Limited (iPSTAR) have not yet commenced their normal operations.

9 Investments in subsidiaries and associates (Cont'd)

	Consolidated					
	31 December 2001					
	Paid up Capital	Ownership Interest (including indirect portion)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	424.53	477.24	66.2

	Consolidated					
	31 December 2000					
	Paid up Capital	Ownership Interest (including indirect portion)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	185.27	237.98	40.9

9 **Investments in subsidiaries and associates (Cont'd)**

	Company					
	31 December 2001					
	Paid up Capital	Ownership Interest (including indirect portion)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Direct held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	522.86	792.74	59.6
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.3	100	947.3	(947.3)	-	-
iPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(12.06)	(11.19)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.1	(1,331.87)	(366.77)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	66.2

At the extraordinary general meeting of Shenington Investments Pte. dated 20 December 2001, the director's passed a resolution to approve an increase of authorised share capital from 6,000,000 ordinary shares with a par value of S$ 1 per share to 15,000,000 ordinary shares with a par value of S$ 1 per share. At the director's meeting dated 24 December 2001, the director agreed to call for paid up all new shares of 9 million shares. As at 31 December 2001, unpaid share capital was 342,000 shares at par value of s$ 1 per share.

At an extraordinary shareholders' meeting of Shin Broadband Internet (Thailand) Co., Ltd. (SBI) no. 2/2002 and 3/2002 dated 14 January and 29 January 2002, the shareholders passed a resolution to approve an increase of authorised share capital from 10,000,000 ordinary shares with a par value of Baht 10 per share to 94,728,500 ordinary shares with a par value of Baht 10 per share. All new shares were issued and fully paid up.

At the board of directors meeting of Cambodia Shinawatra Co.,Ltd., no.1/2001 dated 31 August 2001, the board of directors passed a resolution to approve an increase of authorised share capital from 12,000,000 ordinary shares with a par value of US$ 1 per share to 17,000,00 ordinary shares with a par value of US$ 1 per share. All new shares were issued and fully paid up.

9 Investments in subsidiaries and associates (Cont'd)

	Company					
	31 December 2000					
	Paid up capital	Ownership Interest (including indirect portion)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Direct held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 5.50	100	50.00	187.66	237.66	35.9
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 100.00	100	100.00	(2.71)	97.29	-
iPSTAR Co.,Ltd (iPSTAR)	US$ 0.02	100	0.87	(11.55)	(10.68)	-
Joint Venture						
C.S. Communications Co., Ltd. (CSC)	Baht 499.60	99	494.70	(1,141.57)	(646.87)	-
Indirect held by the Company						
Cambodia Shinawatra Co., Ltd.	US$ 12.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	79	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	40.9

10 Provision for liabilities

Investment in C.S. Communications Company Limited (CSC)

On 7 January 2000, the shareholders of CSC, at an extraordinary shareholder meeting passed a resolution to approve the increase of the authorized share capital from 1,000,000 common shares of Baht 10 par value to 97,000,000 common shares of Baht 10 par value. The shareholders also passed a resolution to approve the issuance of 96,000,000 new common shares.

Communications Authority of Thailand ("CAT") waived its right to subscribe for these new shares. Therefore 48,960,000 shares of Baht 10 at par value were fully subscribed for by the Company and its percentage interest in CSC increased from 51% to 99%. Accordingly the percentage interest of the Company in CSC that is proportionately consolidated in the consolidated financial statements was increased from 51% to 99%. Under the terms of the joint venture agreement, CAT has an option to subscribe for their 47,040,000 shares of Baht 10 at par value to return its percentage interest in CSC to 49%. This option was not exercised by CAT and the option expired in July 2001.

On 20 March 2001, the Company sold its entire shareholding in CSC to its subsidiary, SBI, for the consideration of Baht 494.7 million with the approval from CAT on 20 March 2001. By the result of the aforesaid matter, the shareholder agreement between the Company and CAT regarding the joint ventures in C.S. Communications has been transferred from the Company to SBI with the same terms and conditions. The shareholder agreement between SBI and CAT was been signed on 20 March 2001. SBI is a subsidiary of the Company, therefore the change in group structure has no financial impact on the consolidated financial statements. The Company has shown these transactions on a net basis as the sale of CSC, a 99.5% subsidiary, has been made to SBI, a wholly own subsidiary, in its separate financial statements of the Company.

On 7 September 2001, SBI subscribed for the remaining 47,040,000 shares. C.S. Communications Co., Ltd. registered the increase in share capital with the Ministry of Commerce on 12 October 2001. As a result, SBI has fully control over C.S. Communications. Therefore C.S. Communications has been changed from joint venture to subsidiary company in this year.

Provision for liabilities

The Company has provided a loan guarantee in respect of bank loans of CSC amounting to Baht 789 million. Accordingly, the Company recognized the net deficit of CSC in full at 31 December 2001 and 2000 to reflect the extent of this obligation.

On an annual basis the Company assesses the probability that it will incur an outflow of resources in respect of its guarantee of liabilities in respect of these certain bank borrowings and records the necessary provision. For the years ended 31 December 2001 and 2000, CSC had negative shareholders' equity and negative cash outflow from operations, accordingly the Company has recognized a provision under the loan guarantees to be extent of the net deficit in CSC.

10 Provision for liabilities (Cont'd)

The movements of provision for liabilities in respect of CSC during the year are as follows:

	Company
	2001
	Baht'000
Opening net book value	(646,867)
Net increase in share capital	470,400
Share of loss during the year	(152,596)
Provision for share of net losses in subsidiary in excess of investment	(37,705)
Closing net book value	(366,768)

For the period ended 31 December 2001, iPSTAR has negative shareholders' equity and the Company has recognized a provision for liabilities and the movements of provision for liabilities on its investment in iPSTAR during the year is as follows:

	Company
	2001
	Baht'000
Opening balance	(10,680)
Share of gain during the year	564
Exchange differences	(1,076)
Ending balance	(11,192)

11 Long-term investments

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Opening net book amount	18,900	18,900	18,900	18,900
Acquisition	-	-	-	-
Closing net book amount	18,900	18,900	18,900	18,900

On 30 April 1999, the Company entered into a Membership Purchase Agreement with Codespace, Inc, to acquire a 70% shareholding in a company, Spacecode LLC, for the total price of US$ 3 million over a period of 3 years. The payment for 70% shareholding in Spacecode LLC shall be made in terms of a cash payment of US$ 500,000 and the remaining US$ 2.5 million, will be paid by 2.5 million shares in iPSTAR at the value of US$2.5 million.

An initial payment of US$ 500,000 was paid to Codespace and 12% of shares in Spacecode LLC have transferred to the Company, which represent the long-term investment amounting to Baht 18.9 million.

12 Property and equipment

Property and equipment comprise:

	Consolidated				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
At 31 December 2000					
Cost	43,385	1,633,691	127,452	1,713,484	3,518,012
Less Accumulated depreciation	(14,537)	(724,076)	(72,323)	-	(810,936)
Net book amount	28,848	909,615	55,129	1,713,484	2,707,076
Year ended 31 December 2001					
Opening net book amount	28,848	909,615	55,129	1,713,484	2,707,076
Additions	8,801	144,806	33,860	3,025,302	3,212,769
Reclassifications, net	1,077	-	760	(287)	1,550
Disposals, net	-	(84)	(2,961)	-	(3,045)
Exchange differences	32	12,724	229	(2,896)	10,089
Depreciation charges	(5,140)	(240,023)	(18,832)	-	(263,995)
Closing net book amount	33,618	827,038	68,185	4,735,603	5,664,444
At 31 December 2001					
Cost	52,984	1,797,501	151,339	4,735,603	6,737,427
Less Accumulated depreciation	(19,366)	(970,463)	(83,154)	-	(1,072,983)
Net book amount	33,618	827,038	68,185	4,735,603	5,664,444

As at 31 December 2001, property and equipment included project in progress relating to the iPSTAR project of Baht 3,971 million. The iPSTAR project will be fully operational with the launch of iPSTAR -1 at the end of 2003. According to the concession agreement made with Ministry of Transport and Communications, the Company has to transfer its ownership in iPSTAR to the Ministry on the date of completion of construction and installation.

Borrowing costs of Baht 13.3 million (2000: Nil), arising on financing specifically entered into for assets under construction, were capitalised during the year and are included in 'Additions'.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra, of approximately Baht 1,049.27 million. According to the concession agreement, Cambodia Shinawatra has to transfer its ownership of these property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

12 Property and equipment (Cont'd)

	Company				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
At 31 December 2000					
Cost	34,360	665,005	81,515	1,523,550	2,304,430
Less Accumulated depreciation	(8,334)	(248,220)	(41,966)	-	(298,520)
Net book amount	26,026	416,785	39,549	1,523,550	2,005,910
Year ended 31 December 2001					
Opening net book amount	26,026	416,785	39,549	1,523,550	2,005,910
Additions	6,450	103,315	17,346	2,452,423	2,579,534
Reclassifications, net	1,837	-	-	(287)	1,550
Disposals, net	-	(85)	(2,886)	-	(2,971)
Depreciation charges	(4,156)	(114,329)	(12,812)	-	(131,297)
Closing net book amount	30,157	405,686	41,197	3,975,686	4,452,726
At 31 December 2001					
Cost	43,210	768,150	86,828	3,975,686	4,873,874
Less Accumulated depreciation	(13,053)	(362,464)	(45,631)	-	(421,148)
Net book amount	30,157	405,686	41,197	3,975,686	4,452,726

13 Cost of the satellite projects under the concession agreement, Deferred charges and Intangible assets

	Consolidated		
	Satellite project under concession	Deferred charges	Intangible assets
	Baht'000	Baht'000	Baht'000
At 31 December 2000			
Cost	10,593,516	231,297	203,259
Less Accumulated amortization	(3,813,867)	(90,014)	(32,102)
Net book	6,779,649	141,283	171,157
Year ended 31 December 2001			
Opening net book amount	6,779,649	141,283	171,157
Additions	-	4,854	6,310
Reclassifications, net	(1,837)	287	(21)
Exchange differences	-	17	-
Amortization charges	(711,920)	(46,055)	(27,155)
Closing net book amount	6,065,892	100,386	150,291
At 31 December 2001			
Cost	10,591,117	236,831	209,543
Less Accumulated amortization	(4,525,225)	(136,445)	(59,252)
Net book amount	6,065,892	100,386	150,291

13 Cost of the satellite projects under the concession agreement, Deferred charges and Intangible assets (Cont'd)

	Company	
	Satellite project under concession	Deferred charges
	Baht'000	Baht'000
At 31 December 2000		
Cost	10,593,516	208,075
Less Accumulated amortization	(3,813,867)	(70,996)
Net book amount	6,779,649	137,079
Year ended 31 December 2001		
Opening net book amount	6,779,649	137,079
Additions	-	4,027
Reclassifications, net	(1,837)	287
Amortization charges	(711,920)	(45,053)
Closing net book amount	6,065,892	96,340
At 31 December 2001		
Cost	10,591,117	212,389
Less Accumulated amortization	(4,525,225)	(116,049)
Net book amount	6,065,892	96,340

14 Other assets, net

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	31,559	28,787	15,326	15,326
Accounts receivable other	534	531	530	530
Less Allowance for impairment	(14,756)	(14,756)	(14,756)	(14,756)
	17,337	14,562	1,100	1,100

15 Borrowings

The movements in the borrowings can be analyzed as follows:

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Opening net book amount	5,439,328	5,622,352	4,590,845	5,104,127
Proceeds from short-term loans	3,386,492	1,398,802	2,959,643	1,188,691
Proceeds from long-term loans	1,344,825	483,734	698,344	397,106
Increase in interest in joint venture	-	325,287	-	-
Repayment of borrowings	(2,358,779)	(1,977,714)	(1,659,482)	(1,665,256)
Repayment of long-term bonds	(1,500,000)	(569,450)	(1,500,000)	(569,450)
Discount bills of exchange	(43,554)	-	(44,012)	-
Realised loss on exchange	(239)	111,058	(239)	111,058
Unrealized loss on exchange	5,316	24,569	5,317	24,569
Exchange difference	5,755	20,690	-	-
Closing net book amount	6,279,144	5,439,328	5,050,416	4,590,845

15 Borrowings (Cont'd)

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Short-term borrowings				
Bank borrowings	2,509,966	1,157,586	2,509,966	1,007,475
Total short-term borrowings	2,509,966	1,157,586	2,509,966	1,007,475
Current portion of long-term borrowings				
Bank borrowings	581,970	601,432	422,765	186,264
Bonds	1,500,000	1,500,000	1,500,000	1,500,000
Total current portion of long-term borrowings	2,081,970	2,101,432	1,922,765	1,686,264
Long-term borrowings				
Bank borrowings	1,683,294	680,310	613,771	397,106
Bonds	-	1,500,000	-	1,500,000
Other	3,914	-	3,914	-
Total long-term borrowings	1,687,208	2,180,310	617,685	1,897,106
Total borrowings	6,279,144	5,439,328	5,050,416	4,590,845

As at 31 December 2001, the company has provided guarantees relating to borrowings of a subsidiary amounting to Baht 789 million (2000 : Baht 606 million).

After taking account of interest rate swaps, the interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Total borrowings:				
- at fixed rates	3,231,668	4,554,692	3,231,668	4,404,581
- at floating rates	3,047,476	884,636	1,818,748	186,264
	6,279,144	5,439,328	5,050,416	4,590,845
Weighted average effective interest rates:				
- bank borrowings	4.83%	5.31%	3.41%	5.31%
- bonds	7.65%	8.80%	7.65%	8.80%
- bills of exchange	4.84%	4.39%	4.84%	4.39%

At 31 December 2001, the carrying amounts and fair value of long-term bank borrowings and bonds are as follow:

	Consolidated		Company	
	Carrying amount Baht'000	Fair value Baht'000	Carrying amount Baht'000	Fair value Baht'000
Long-term bank borrowings	1,687,208	1,715,814	617,685	622,345
Long-term bonds	1,500,000	1,535,888	1,500,000	1,535,888

The value of non-current borrowings is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings.

15 Borrowings (Cont'd)

The fair value of long-term bonds is calculated by reference to the last trading in the market (Baht 1,023.93 per unit from Thai Bond Dealer as at 20 December 2001).

Maturity of long-term borrowings

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Later than 1 year and not later than 2 years	448,755	2,128,495	176,802	1,897,106
Later than 2 years and not later than 5 years	1,238,453	51,815	440,883	-
	1,687,208	2,180,310	617,685	1,897,106

Credit facilities

The available credit facilities for loans from local and overseas banks as at 31 December 2001 are Baht 764 million and US$ 48 million.

Long-term bonds

Long-term bonds represents unsecured long-term bonds amounting to Baht 3,000 million issued on 10 November 1999. The bonds are repayable within 3 years and bear interest of 8% per annum.

The bonds restrict dividend payments to 60% of net income and is contingent on the Company not defaulting under the terms of bonds.

16 Other current liabilities

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Deposits from customers	67,101	72,374	25,021	37,887
Other taxes	32,121	55,736	16,795	38,200
Accrued expense and other payables	55,790	25,056	8,070	14,211
	155,012	153,166	49,886	90,298

17 Share capital and premium on share capital

	Number of shares Thousand shares	Ordinary shares Baht'000	Share premium Baht'000	Total Baht'000
At 31 December 1999	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
At 31 December 2000	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
At 31 December 2001	437,500	4,375,000	2,190,000	6,565,000

The total authorized number of shares is 550,000,000 shares (2000: 550,000,000 shares) with a par value of Baht 10 per share (2000: Baht 10 per share). All issued shares are fully paid.

18 Legal reserve

Under the Public Company Limited Act B.E.2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

19 Other operating income

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Management fees	-	2,541	25,497	28,038
Interest income	17,820	26,274	40,247	52,496
Others	1,256	6,983	1,973	4,010
	19,076	35,798	67,717	84,544

20 Interest expense

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Interest expense				
- Related parties	9,630	10,766	12	-
- Bank borrowings	134,164	170,887	62,425	98,963
- Bonds (Note 15)	214,695	309,543	214,695	309,543
- Leasing	67	-	67	-
	358,556	491,196	277,199	408,506

21 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Depreciation on property and equipment	(263,995)	(208,184)	(131,297)	(100,088)
Amortization of cost of the satellite projects under the concession agreement, deferred charges, and intangible assets	(785,129)	(771,397)	(756,973)	(750,398)
Staff costs	(309,812)	(243,134)	209,168	(180,823)

22 Basic and diluted earnings per share

Basic and diluted earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares issued during the year (2001: 437,500,000 shares and 2000: 437,500,000 shares).

	Consolidated		Company	
	2001	2000	2001	2000
Net profit attributable to shareholders (Baht'000)	1,563,148	710,538	1,563,148	710,538
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht per share)	3.57	1.62	3.57	1.62

23 Cash flows from operating activities

Reconciliation of net profit for the year to cash flows from operating activities:

	Consolidated		Company	
	2001 Baht	2000 Baht	2001 Baht	2000 Baht
Net profit for the year	1,563,148,076	710,537,789	1,563,148,076	710,537,789
Adjustments for:				
Depreciation and amortization of property and equipment	263,995,489	208,183,412	131,297,402	100,088,374
Allowance for doubtful accounts	23,736,686	59,772,717	5,382,276	-
Amortization of costs of satellite projects	711,919,780	711,886,433	711,919,780	711,886,433
Amortization of deferred charges	46,054,714	39,382,377	45,052,833	38,510,767
Amortization of intangible assets	27,154,580	20,127,634	-	-
Discount bill of exchange	59,046,411	-	57,149,870	-
Loss (profit) on sale of tangible assets	150,804	(714,125)	284,757	(658,739)
Unrealised loss on exchange rate	65,384,109	407,811,727	50,443,882	433,873,122
Realised loss (gain) on exchange rate	(32,392,185)	73,494,163	(32,392,185)	73,494,163
Minority interest	(4,946,496)	(2,078,896)	-	-
Net result from subsidiaries, associates and joint venture	(324,848,064)	(181,603,638)	(225,044,337)	(96,754,788)
Changes in operating assets and liabilities				
- trade accounts receivable and accrued income	(46,355,041)	(193,084,604)	27,759,545	(132,239,669)
- accounts receivable from related parties	26,959,599	(16,527,547)	34,197,103	(32,308,288)
- inventories	(13,246,332)	(5,665,581)	(8,420,222)	(12,996,176)
- other current assets	(95,842,231)	(41,204,690)	(86,505,094)	(37,904,887)
- other assets	(2,774,699)	(4,793,695)	-	(344,771)
- accounts payable and accrued expenses	168,632,709	50,544,717	61,499,511	20,988,815
- accounts payable to related parties	(9,292,157)	3,366,077	(1,562,667)	22,262,730
- advance from customers	(167,135,504)	325,897,056	(173,334,312)	321,457,244
- other current liabilities	(35,553,500)	30,313,923	(40,412,368)	7,993,365
- other liabilities	(18,818,471)	(55,686,040)	(16,659,912)	55,187,220
Cash flows from operating activities	2,204,978,277	2,251,331,289	2,103,803,938	2,183,072,704

Non cash transactions

During the year 2001, the Group and the Company did not enter into any non-cash transactions.

24 Financial instruments

The principal financial risks faced by the Group arise from movement in interest and exchange rates. The Group borrows at both fixed and floating rates of interest to finance its operations.

The objectives in using financial instruments are to reduce the uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of the cash resources. The Group entered into cross currency and interest rate swaps and foreign exchange forward contracts to manage the currency and interest rate risks. Decisions on the level of risk undertaken are confined by Shin Corporation Group, who review and analyze currency exposures to evaluation foreign exchange management strategies against the Group's financial risks.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Objectives and significant terms and conditions

In order to manage the risks arising from fluctuations in currency exchange rates and interest rates, the Company and the Group make use of the following derivative financial instruments:

Foreign currency risk

As at 31 December the Company and its subsidiaries had outstanding foreign currency assets and liabilities after cross currency interest rate swaps and forward foreign exchange contracts as follows :

	Consolidated			
	2001		2000	
	Currency' Million	Baht' Million	Currency' Million	Baht' Million
Assets				
US Dollars	15.59	688.87	15.81	682.95
Australian Dollars	0.21	4.77	0.08	1.90
Pound Sterling	0.21	13.73	-	-
		707.37		684.85
Liabilities				
US Dollars	57.67	2,558.01	85.64	3,720.14
Australian Dollars	0.13	2.94	-	-
Hongkong Dollars	0.41	2.33	-	-
		2,563.28		3,720.14

Foreign currency assets represent US dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, trade accounts receivable and accrued income. Foreign currency liabilities represent trade accounts payable and swap contract payable.

24 Financial instruments (Cont'd)

Cross currency and interest rate swaps

The Group enters into cross currency interest rate swaps ranging from approximately 2 to 3 years. As of 31 December 2001 the fixed exchange rates is 44.36 Baht per US$ (2000 : 25.99 to 43.44 Baht per US$) and fixed interest rates is 7.65 % p.a. (2000 : 7.65% to 9.37% p.a.).

The remaining terms and foreign currency amount receivable of the outstanding cross currency interest rate swap contracts at 31 December 2001 and 2000 were:

	2001 Baht'000	2000 Baht'000
US$ 35.85 million in 2001 (US$ 75.99 million in 2000)	1,400,000	2,985,000

Forward foreign exchange contracts

Forward foreign exchange contracts are entered into manage exposure to fluctuations in foreign currency exchange rates mainly related to short-term borrowings in US Dollar currency.

At 31 December 2001 the settlement dates on open forward contracts ranged between 1-6 months. The local currency amounts to be received and contractual exchange rates of the outstanding contracts were :

	Consolidated/Company			
	2001		2000	
	US$' 000	Baht'000	US$' 000	Baht'000
Current (at rates Baht 44.07 - 44.89 = 1 US$)	44,000	1,943,902	-	-

Net fair values

The net fair values of the Company's derivation financial instruments at the balance sheet date were:

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Favorable cross currency and interest rate swap contract	-	71,447	-	71,447
Unfavorable cross currency and interest rate swap contracts	(196,077)	(231,207)	(196,077)	(231,207)
Unfavorable forward foreign exchange contracts	(3,347)	-	(3,347)	-
	(199,424)	(231,207)	(199,424)	(231,207)

The net fair values of cross currency and interest rate swaps and foreign currency forward contracts have calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, receivables, accounts payables and short-term borrowings approximates the fair value due to the short maturities of these instruments.

25 Contingencies

Bank guarantees

At 31 December, the Group had contingencies with banks whereby the banks issued letters of guarantee in respect of business contracts and others for the following amounts:

		Consolidated		Company	
	Currency	2001 '000	2000 '000	2001 '000	2000 '000
Minimum concession fee to Ministry of Transport and Communications	Baht	70,000	59,000	70,000	59,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	US$	8,250	12,795	8,250	12,795
	AUD	1,028	1,027	1,028	1,027
Satellite space segment leasing with suppliers	US$	-	331	-	331
	Euro	92	107	92	107
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	15,014	13,565	4,494	4,494
	US$	-	6	-	6

Contigencies in respect of lease payment of Lao Telecommunications

The Group's share of results of Lao Telecommunications Co.,Ltd. ("LTC") for the year ended 31 December 2001 has been adjusted to account for an estimated operating lease payment required to be paid by LTC to the Government of the Lao PDR. However, it does not include a disagreed amount of US$ 0.6 million per annum. The cumulative disagreed amount for the period from 1996 to 31 December 2001 is US$ 2.5 million (net of income tax of 20%). This amount has been claimed by the Government of the Lao PDR from LTC for lease expenses and is presently under negotiation between the parties concerned. A provision has not been made in these financial statements, as management believes that the results of the negotiation will be favorable to the Company.

Tax fine for the importation of the telecommunications equipment

C.S. Communications Co., Ltd. a subsidiary company, is in the process of investigation in respect of the accuracy and completeness of the declaration of customs taxes paid on the importation of telecommunications equipment in 1997. Management is of the opinion that there will no penalties charged to the Company and no accruals for fines or penalties arising as a result of these investigations, have, therefore, been made in these accounts.

26 Commitments

i) Concession contract

The Company is permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer the Satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders.

The Company had the monopoly right to operate and administer satellite projects and to render transponder services for domestic and international communications from the Ministry of Transport and Communications. The said rights had a period of 8 years and expired on 11 September 2000.

Under the aforesaid agreement, the Company has to pay an annual fee to the Ministry of Transport and Communications based on a certain percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforesaid agreement, has to transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry on the dates of completion of construction and installation.

26 Commitments (Cont'd)

ii) Assets transfer commitments

Cambodia Shinawatra Co., Ltd., a subsidiary in Cambodia, has obtained a concession from the directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Co., Ltd. will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

iii) Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognized in the financial statements is as follows:

		Consolidated		Company	
		2001	2000	2001	2000
	Currency	'000	'000	'000	'000
Relating to iPSTAR Project	USD	122,719	159,595	122,719	159,595
	NOK	267	-	267	-
Relating to GSM 1800 Network	USD	4,351	5,278	-	-
Other	USD	46	1,578	-	-
	THB	4,100	-	-	-
Total	USD	127,116	166,451	122,719	159,595
	NOK	267	-	267	-
	THB	4,100	-	-	-

iv) Shareholder agreement

Lao Telecommunications Co., Ltd. is an associated company, which was established under the terms of the Master Agreement dated 8 October 1996 signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporations Public Company Limited. According to the Master Agreement, the joint venture company has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Lao PDR for 25 years and has 5 years exclusive rights. At the end of the 25th year, Shinawatra Computer and Communications Public Company Limited will transfer all of its shares in Lao Telecommunications Co., Ltd. to the Government of the Lao PDR, without any charges. The master agreement is being amended to permit Shenington Investment Pte. assume on the right and obligation of Shinawatra Computer and Communications Public Company Limited.

v) Commitments with related parties

As at 31 December 2001, the Company has provided guarantees relating to borrowings of a subsidiary amounting to Baht 789 million. (2000: Baht 606 million). In addition, the Company has issued Letter of Comfort to banks to provide financial support to Cambodia Shinawatra Co., Ltd. Under the term of Letter of Comfort, the Company must hold its interests in the subsidiary not less than 80% of the share capital until the loans are fully paid.

vi) Rendering transponder service commitments

As at 31 December 2001, the future revenues from rendering transponder services under non-cancellable service contracts in respect of satellite business are as follows:

	Baht'000
Not later than 1 year	2,556,079
Later than 1 year and not later than 5 years	5,490,647
Later than 5 years	1,307,863
	9,354,589

27 Segment information

Financial information by business segment

Year ended 31 December 2001	**Transponder Services Baht'000**	**Internet Services Baht'000**	**Telephone Network Baht'000**	**Group Baht'000**
Revenues	3,913,543	436,362	467,570	4,817,475
Allocation costs and expenses	(2,284,262)	(435,071)	(319,768)	(3,039,101)
Segment result	1,629,281	1,291	147,802	1,778,374
Other income				19,076
Unallocated costs and expenses				(90,430)
Earnings before interest and tax				1,707,020
Interest expenses				(358,556)
Foreign exchange loss				(103,305)
Share of profit from associate				324,848
Operating profit				1,570,007
Income tax				(11,805)
Minority interest				4,946
Net profit for the year				1,563,148
Segment assets	12,085,143	256,126	1,438,487	13,779,756
Associate				477,237
Unallocated assets				119,575
Consolidated total assets				14,376,568

Year ended 31 December 2000	**Transponder Services Baht'000**	**Internet Services Baht'000**	**Telephone Network Baht'000**	**Group Baht'000**
Revenues	3,398,575	332,582	285,342	4,016,499
Allocation costs and expenses	(2,012,302)	(252,934)	(246,888)	(2,512,124)
Segment result	1,386,273	79,648	38,454	1,504,375
Other income				35,798
Unallocated costs and expenses				(101,645)
Earnings before interest and tax				1,438,528
Interest expenses				(491,196)
Foreign exchange loss				(418,272)
Share of profit from associate				181,604
Operating profit				710,664
Income Tax				(2,205)
Minority interest				2,079
Net profit for the year				710,538
Segment assets	10,526,283	363,525	632,547	11,522,355
Associate				237,981
Unallocated assets				71,288
Consolidated total assets				11,831,624

27 Segment information (Cont'd)

Thailand is the home country of the parent company, which is also the main operating company. There are no other individual countries, which contributed more than 10% of the turnover in the year.

The Group is organised into the following business segments:

- Services relating to the satellite business, the transponder services' segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia

Share of profit from associate is the Company's share of profit from Lao Telecommunications Co., Ltd. which operates and provides services relating to fixed phone, mobile phone, international facilities, Internet and paging services.

There are no sales and services or other transactions between the business segments.

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, receivables and operating cash, and exclude investments.

28 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited (incorporated in Thailand) which owns 51.53% of the Company's shares.

Sales and services to related parties were carried out on the normal commercial terms and conditions, which are same as other customers. Transactions between the Company and Codespace Inc. were carried out based on hourly rates plus reimbursement of actual expenses.

The following material transactions were carried out with related parties:

i) **Revenues**

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
<u>Sales and services income:</u>				
The parent company	693	925	-	-
Joint venture companies	-	-	43,502	49,816
Subsidiary and associated companies	533	485	69,558	12,379
Related companies	125,832	130,059	115,594	105,996
<u>Other operating income:</u>				
Joint venture companies	-	-	25,153	46,171
Subsidiary and associated companies	-	-	25,398	8,125
	127,058	131,469	279,205	222,487

28 Related party transactions (Cont'd)

ii) Expenses

	Consolidated		Company	
	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Purchase of services and goods:				
Subsidiary companies	-	-	34,013	-
Joint venture companies	-	-	58,816	103,285
Related companies	111,701	26,128	7,818	-
Other expenses:				
The parent company	32,537	31,292	32,537	30,904
Subsidiary companies	-	-	620	-
Joint venture companies	-	-	614	877
Related companies	21,299	53,712	6,662	16,556
Purchase of fixed assets:				
The parent company	-	631	-	631
Related companies	768	5,529	566	5,477
Interest expense				
The parent company	9,630	10,766	-	-
Subsidiary companies	-	-	12	-
Payment for work in progress				
Related companies	223,187	115,472	223,187	115,472
	399,122	243,530	364,845	273,202

28 Related party transactions (Cont'd)

iii) **Outstanding balances arising from sales/purchases of goods/services/and expense**

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Receivables from related parties:				
The parent company	61	198	-	-
Joint venture companies	-	-	-	23,459
Subsidiary and associated companies	301	8	13,497	11,403
Other related companies	1,210	28,326	53	12,886
	1,572	28,532	13,550	47,748
Interest receivable-related parties				
Subsidiary and associated companies	-	-	1,163	2,402

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Accrued income - related parties:				
Joint venture companies	-	-	-	6,726
Subsidiary companies	-	-	807	-
Other related companies	13,420	5,583	13,420	5,583
	13,420	5,583	14,227	12,309
Payables to related parties :				
The parent company	3,565	3,095	3,374	663
Joint venture companies	-	-	-	38,078
Subsidiary companies	-	-	34,341	-
Other related companies	11,519	21,281	883	1,420
	15,084	24,376	38,598	40,161
Accrued expenses - related parties:				
The parent company	3,660	254	1,410	254
Subsidiary and associated companies	-	163	6,223	14,908
Other related companies	3,466	10,689	458	2,019
	7,126	11,106	8,091	17,181

28 Related party transactions (Cont'd)

iv) **Loans from related parties**

	Consolidated		Company	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Loan from parent company				
Beginning balance	184,467	179,116	-	-
Unrealized loss on exchange	10,213	-	-	-
Exchange differences	(16,172)	5,351	-	-
Ending balance	178,508	184,467	-	-
Loan from subsidiary company				
Beginning balance	-	-	-	-
Loans during the year	-	-	10,000	-
Loan repayments during the year	-	-	(10,000)	-
Ending balance	-	-	-	-

The loan from Shin Corporation Plc. carries interest at a rate of 5%. The term of repayment is at call. The loan was made directly to a subsidiary.

v) **Short-term loans and advances to related parties**

	Consolidated		Company	
	31 Dec 2001	31 Dec 2000	31 Dec 2001	31 Dec 2000
	Baht'000	Baht'000	Baht'000	Baht'000
Beginning balance	-	357,834	478,510	730,186
Increase in interest in joint venture	-	(357,834)	-	-
Loans during the year	-	-	14,401	239,733
Advanced during the year	-	-	672	11,552
Loan repayments received	-	-	(452,588)	(502,961)
Exchange differences	-	-	(318)	-
Ending balance	-	-	40,677	478,510

The loans to the subsidiary bear interest at 4.9% per annum. The related interest income received this year was Baht 25.05 million (2000: Baht 28.44 million). The term of repayment is at call.

As at 31 December 2001, the Company had outstanding balance of advance to related parties amounting to Baht 11.9 million (2000: Baht 11.6 million).

vi) **Directors' remuneration**

In 2001, the remunerations of the directors was Baht 1.8 million (2000: Baht 1.5 million). Directors' remuneration represents meetings fee and gratuities as approved by the shareholders of the Group and the Company in their Annual General Meeting.

vii) **Guarantees**

As at 31 December 2001, the Company has outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 789 million.

29 Promotion privileges

The Company was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services to customers outside Thailand. Promotion privileges include exemption of corporate income tax for a period of 8 years commencing from March 1997, when its revenue was first earned from the promoted business. The Company has to comply with certain terms and conditions required for the promoted industries.

In 2001, total revenue derived from BOI-promoted activities amounting to Baht 1,273 million (2000: Baht 1,049 million)

30 Concession conversion

The Company gave formal notice to the Concession Conversion Subcommittee (the "CCSC") of its intention to participate in the concession conversion process and submitted its proposal (the terms and conditions for concession conversion) to CCSC. After negotiation over several months, no agreement was reached.

In January 2001, the CCSC issued an announcement directing the Company to enter into negotiation to convert the concession directly with the Ministry of Transportation and Communications (the "Ministry"). The term of the CCSC expired in March 2001 and the process of concession conversion was ceased temporarily. At present, the related authorities are in the process of reviewing the basis of concession conversion. No determination can be made at the date of these financial statements of the likely outcome and the impact of conversion on the consolidated and company financial and operating position.

31 Employee stock options

On 19 December 2001, an Extraordinary General Meeting of shareholders approved the issuance and offer of warrants to directors, employees and advisors of the Company under an Employees Shares Option Program ("ESOP"). The total number of warrants to be issued and offered during the 5-year period is approximately 21.87 million units, or about 21.87 million ordinary shares (at par value of Baht 10 each), or approximately 5% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

For the first year of the program, the Shareholders Meeting resolved to approve the issuance and offer of 8 million units and also resolved to approve the allocation of 8 million ordinary shares, at par value Baht 10 each, or equivalent to 1.83% of the Company's total paid up capital (before dilution), to be reserved for the exercise of warrants. The date to issue, selling price and offer the warrants, pursuant to this first year of the ESOP program, will be determined by the Company's executive committee. As at 31 December 2001, warrants have not been issued, therefore, no charge has been made in these financial statements for this ESOP program.